UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       March 2006                File No:  000-49917

Nevada Geothermal Power Inc.

(Name of Registrant)

Suite 900-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

(Address of principal executive offices)

1.     Interim Financial Statements for the period ended December 31, 2005

2.     Management Discussion and Analysis for the period ended December 31, 2005

3.     Certification of Interim Filings – CEO

4.     Certification of Interim Filings – CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____    No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated : July 3, 2006

Signed: /s/ Brian Fairbank

Brian Fairbank

President and CEO

NEVADA GEOTHERMAL POWER INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Dec 31,	June 30,
	2005	2005
ASSETS
Current Cash	$2,996,795	$1,964,047
Amounts receivable	114,376	75,686
Marketable securities	202,935	91,610
Prepaid expenses	45,321	80,135
	3,359,427	2,211,478
Equipment (Note 4)	18,958	15,229
Long-term investments	-	87,000
Resource Property Interests (Note 3)	4,680,328	4,323,758
	$8,058,713	$6,637,465
LIABILITIES Current Accounts payable and advances	$321,940	$310,436
SHAREHOLDERS’ EQUITY Share Capital (Note 5)	13,199,385	11,267,579
Contributed Surplus (Note 6)	468,632	594,477
Deficit	(5,931,244)	(5,535,027)
	7,736,773	6,327,029
	$8,058,713	$6,637,465

Commitments (Note 10)

Related party transactions (Note 8)

Approved by the Directors:

“Brian D. Fairbank”

“Domenic Falcone”

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	For the Three Month Period Ended December 31,		For the Nine Month Period Ended December 31,
	2005	2004	2005	2004
Expenses Administration	$ 16,625	$ 19,400	$ 33,152	$ 34,618
Amortization	1,156	843	2,093	1,514
Audit	9,000	-	24,900	-
Consulting	49,401	21,482	69,646	33,302
Conventions and publishing	109,646	15,083	125,188	50,609
Foreign exchange	(493)	11,851	9,818	(3,025)
Insurance	12,500	-	25,000	-
Investor relations and shareholder information	9,291	30,685	38,704	64,332
News dissemination	15,129	9,302	20,015	19,878
Legal	23,922	12,998	31,129	34,088
Office and sundry	16,910	12,178	24,750	15,365
Rent and telephone	14,892	8,006	25,660	13,900
Stock-based compensation	-	23,736	2,806	47,473
Transfer agent and regulatory fees	8,298	10,465	16,432	22,147
Travel and business development	29,438	15,808	50,966	30,040
Wages	15,017	-	15,017	-
Loss Before The Following	330,732	191,837	515,276	364,241
Other loss (income) Interest income	(16,793)	(3,943)	(30,212)	(8,102)
Loss on disposal of market securities		-	3,000	-
Option proceeds in excess of mineral property costs	(18,222)	-	(18,222)	-
Unrealized (gain) on marketable securities	(26,513)	-	(73,625)	-
Loss For The Period	272,204	187,894	396,217	356,139
Deficit, Beginning Of Period	5,659,040	4,395,039	5,535,027	4,226,794
Deficit, End Of Period	5,931,244	$4,582,933	$5,931,244	$4,582,933
Loss Per Share, Basic and diluted	$0.01	$0.01	$0.01	$0.02
Weighted Average Number of Shares Outstanding	33,217,982	24,249,536	32,356,363	23,443,594

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Month Period Ended December 31,		For the Six Month Period Ended December 31,
	2005	2004	2005	2004
Cash Flows From Operating Activities Loss for the period	$(272,204)	$(187,594)	$(396,217)	$(356,139)
Items not involving cash flows: Stock-based compensation	-	23,736	2,806	47,473
Amortization	1,156	843	2,093	1,514
Unrealized loss on marketable securities	(26,513)	-	(73,625)	-
Loss on sale of marketable securities	3,000	-	3,000	-
Adjustments to reconcile net income (loss) to net cash used in operating activities (Increase) decrease in amounts receivable	(7,832)	18,243	(38,690)	332,390
Increase in prepaid expenses	23,360	6,575	34,814	10,352
(Decrease) in accounts payable	(220,362)	(347,767)	11,504	(168,309)
	(499,395)	(486,264)	(454,315)	(132,719)
Cash Flows From Investing Activities Resource property costs	(142,309)	(422,739)	(356,570)	(996,908)
Proceeds from disposal of marketable securities	46,300	-	46,300	-
Acquisition of capital assets	(2,927)	(1,274)	(5,822)	(1,274)
	(98,936)	(424,013)	(316,092)	(998,182)
Cash Flows From Financing Activities Shares issued for cash	28,000	104,086	1,803,155	981,217
	28,000	104,086	1,803,155	981,217
Increase In Cash	570,331	(806,191)	1,032,748	(149,684)
Cash, Beginning Of Period	3,567,126	1,640,936	1,964,047	984,429
Cash, End of Period	$2,996,795	$834,745	$2,996,795	$834,745

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The accompanying consolidated financial statements for the interim periods ended December 31, 2005 and 2004, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited. In the opinion of management, these statements incorporate all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s consolidated audited financial statements for the year ended June 30, 2005.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at December 31, 2005, the Company has a working capital of $3,037,487, and has incurred losses totalling $5,659,040.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management intends to seek further funds through public offerings and private placements to finance its ongoing exploration activities. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company (“NGPC”) (formerly Noramex Corp.), incorporated in the State of Nevada, U.S.A and Blue Mountain Power Company Inc., incorporated in the Province of British Columbia, Canada. All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-of interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

c)

Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource property costs and the balance, if any, is taken into income.

d)

Marketable securities

Marketable securities in which the Company owns up to 20% of the issued common shares are accounted for at the lower of cost and market value. Marketable securities which are subject to a hold period in excess of one year are classified as long-term investments and recorded at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e)

Equipment and amortization

Equipment is recorded at cost and is depreciated over its useful life by the declining balance method at the following rates:

Computer equipment	30%
Office equipment	20%

The carrying value of equipment is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is determined by management based on estimates of undiscounted future cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are recorded in the reporting period in which determination of impairment is made by management.

f)

Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

     g)     Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

h)

Basic and Diluted Loss Per Share

The Company uses the treasury stock method for computing diluted loss per share. This method assumes that any proceeds attained upon exercise of options or warrants, would be used to purchase common shares at the average market price during the period. The effects of applying the treasury stock method to the Company’s loss per share is anti-dilutive. Therefore, basic and diluted losses per share are equal for the periods presented.

i)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The Company has not recognized any future benefit amount as the criteria for recognition has not been met.

j)

Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

3.

RESOURCE PROPERTY INTERESTS

The acquisition and exploration costs of the Company's properties are as follows:
	December 31,
	2005	2004
Blue Mountain Geothermal Project – Nevada, USA	$4,451,215	$3,437,727
Pumpernickel Valley Geothermal Project – Nevada, USA	-	54,405
Black Warrior Peak Project – Nevada, USA	80,548	45,538
Crump Geyser Project – Oregon, USA	148,565	-
	$4,680,328	$3,537,670

a)

Blue Mountain Geothermal Project, Nevada

NGPC holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of four square miles out of a total of the twelve square miles of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

The following costs have been incurred on the project:

	December 31,
	2005	2004
Deferred exploration Property leases, permits and regulatory	$ 10,185	$ 6,017
Assaying	-	13,848
Geological and geophysical	172,729	358,667
Drilling	-	554,539
Feasibility study	23,778	-
Road maintenance	-	93,102
Camp supplies	13,008	91,393
Water rights	4,031	-
U.S. Department of Energy grant	-	(184,965)
Costs incurred during the period	223,731	932,601
Balance, beginning of period	4,227,484	2,505,126
Balance, end of period	$4,451,215	$3,437,737

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

3.

RESOURCE PROPERTY INTERESTS (Continued)

b)

Pumpernickel Valley Geothermal Project, Nevada

On February 20, 2004, Nevada Geothermal Power Inc. entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately ten miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional four sections of federal land for total leasehold of nine square miles (5,671 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

¨

3½% of gross proceeds from electrical power sales (less taxes and transmission costs);

¨

5% of the gross proceeds from the sale of any substances in an arm’s length transaction;

¨

2% of the gross proceeds from the sale of or manufacture there-from of bi-products; and

¨

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as a vegetable drying/processing facility).

¨

Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Inovision Solutions Inc. (ISI) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, ISI must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period.

In addition, NGPC, has been awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby the DOE will fund 80% of an initial field evaluation program at the Pumpernickel Project. The NGPC/DOE joint program will include an advanced technology, three-dimensional “E-SCAN” resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. The DOE cost share is US$592,272 of the total budget of US$740,340. ISI will cover NGPC’s cost share obligation of US$148,068 out of the first year work commitment. NGPC will manage the DOE sponsored work.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

3.

RESOURCE PROPERTY INTERESTS (Continued)

b)

Pumpernickel Valley Geothermal Project, Nevada (Continued)

The following costs have been incurred on the project:

	December 31,
	2005	2004
Deferred exploration
Assaying	$ 2,289	$ -
Camp and field supplies	48,524	562
Drilling	279,924	-
Geological and geophysical	174,893	10,241
Property leases, permits and regulatory	1,486	7,966
Reports and maps	27,130	-
Road construction	5,516	-
U.S. Department of Energy grant (recovery)	(385,655)	-
Inovision Solutions funding and option payments (recovery)	(169,266)	-
Costs incurred during the period	(15,159)	18,769
Balance, beginning of period	15,159	35,636
Balance, end of period	$ -	$ 54,405

c)

Black Warrior Peak, Nevada,

In fiscal 2005, NGPC acquired 20 km2 (8 mi2) of private land and two sections of federal geothermal lease for a total land area of 26 km2 (10 mi2) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for US$1-million. Leases include surface and water rights.

The following costs have been incurred on the project:

	December 31,
	2005	2004
Acquisition Lease payments	$ 12,847	$ 12,001
Deferred exploration Camp costs and field supplies	2,323	2,851
Geological and geophysical	5,369	30,686
Costs incurred during the period	20,539	45,538
Balance, beginning of period	60,009	-
Balance, end of period	$ 80,548	$ 45,538

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

3.

RESOURCE PROPERTY COSTS (Continued)

d)

Crump Geyser, Oregon

On August1, 2005, NGPC leased 28km (11 mi) of geothermal land located in south east Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

	December 31,
	2005	2004
Acquisition
Lease payments	$ 17,133	$ -

Deferred exploration
Assaying	-	-
Camp costs and field supplies	18,581	-
Geological and geophysical	91,745	-

Costs incurred during the year	127,459	-
Balance, beginning of period	21,106	-

Balance, end of period	$ 148,565	$ -

4.

EQUIPMENT

	Dec 31, 2005	June 30, 2005
	(unaudited)	(audited)
Computer equipment	$ 26,788	$ 23,861
Office equipment	19,538	16,643
	46,326	40,504
Accumulated depreciation	27,368	25,275
Net book value	$ 18,958	$ 15,229

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

5.

SHARE CAPITAL

a)

Authorized

100,000 common shares – no par value

25,000,000 first preferred shares – no par value

25,000,000 second preferred shares – no par value

b)

Common Share issued

	SHARES	AMOUNT
Balance, June 30, 2004	22,189,084	$ 7,474,528
For cash Private placements, net of financing costs	5,000,000	2,718,900
Options exercised	437,000	136,950
Warrants exercised	1,776,988	845,342
Rounding adjustment	2	-
Options exercised – stock option valuation	-	91,859
Balance, June 30, 2005	29,403,074	11,267,579
For cash Options exercised	633,000	208,940
Warrants exercised	3,188,430	1,594,215
Options exercised –stock option valuation	-	128,651
Balance, December 31, 2005	33,224,504	$ 13,199,385

During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $244,046. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two-year period. The Company granted 280,000 compensation options as a finder’s fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $62,054. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

During the period ended December 31, 2005, the Company issued 633,000 shares from the exercise of stock options at various prices, and issued 3,188,430 shares from the exercise of warrants at a price of $0.50 per warrant.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

5.

SHARE CAPITAL (continued)

c)

Stock Options

 As at December 31, 2005, the following share purchase options were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING AT DECEMBER 31, 2005	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT DECEMBER 31, 2005
$ 0.28	593,000	2.61	$ 0.28	593,000
0.35	180,000	3.16	0.35	180,000
0.50	95,000	3.46	0.50	95,000
0.54	397,000	3.76	0.54	397,000
0.55	100,000	0.24	0.55	75,000
0.65	280,000	1.22	0.65	280,000
0.90	50,000	4.96	0.90	-
	1,695,000	2.54	$ 0.45	1,620,000

A summary of the changes in stock options for the periods ending June 30, 2005 and December 31, 2005 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2004	1,835,000	$ 0.30
Granted	880,000	0.58
Exercised	(437,000)	0.31
Balance, June 30, 2005	2,278,000	0.41
Granted	50,000	0.90
Exercised	(633,000)	0.33
Balance December 31, 2005	1,695,000	$ 0.45

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

5.

SHARE CAPITAL (continued)

d)

Share Purchase Warrants

	NUMBER OF WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2004	5,091,208	$ 0.49
Issued	5,000,000	0.94
Exercised	(1,776,988)	0.48
Expired	(125,790)	0.36
Balance, June 30, 2005	8,188,430	0.77
Exercised	(3,188,430)	0.50
Balance, December 31, 2005	5,000,000	$ 0.94
Share purchase warrants outstanding at December 31, 2005:

NUMBER OF SHARES	EXERCISE PRICE	EXPRIRY DATE
1,500,000	$ 0.80	September 23, 2006
3,500,000	1.00	March 22, 2007
5,000,000	$ 0.94

e)

Escrow Shares

As at December 31, 2005, there are 1,332,600 shares held in escrow which are to be released over a three year period ending July 23, 2006.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

6.

CONTRIBUTED SURPLUS

	December 31,
	2005	2004
Balance, beginning of period	$594,477	$351,272
Compensation options granted	2,806	47,473
Stock options exercised	(128,651)	(20,602)
Balance, end of period	$468,632	$378,143

7.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, amounts receivable, marketable securities, and accounts payable. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

8.

RELATED PARTY TRANSACTIONS

Transactions in the normal course of business with directors, companies controlled by directors or companies with directors in common were as follows:

	December 31,
	2005	2004
Fees for administrative and professional services	$ 46,565	$ 53,938
Fees for geological services	317,298	374,178
Amounts included in accounts payable	74,748	137,474

The amounts included in accounts payable are non-interest bearing and have no fixed terms of repayment.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005

(unaudited)

9.

INCOME TAXES

The Company has non-capital losses available for income tax purposes totaling approximately CDN$3,168,000 and US$1,799,000, which may be carried forward to reduce future year’s taxable income. The criteria for recognizing these potential future tax benefits as an asset have not been met.

Losses for Canadian tax purposes expire as follows:

2006	$ 215,000
2007	238,000
2008	184,000
2009	293,000
2010	456,000
2014	454,000
2015	1,005,000
2016	323,000
$ 3,168,000

Losses for US tax purposes expire as follows:

2023	US$	40,000
2025		325,000
2026		1,153,000
2027 and thereafter		281,000
	US$	1,799,000

10.

COMMITMENTS

a)

On October 1, 2005 the Company entered into an agreement for the provision of management services. Compensation under the agreement is $5,000 per month for an initial term of six months and renewed semi-annually until rescinded.

b)

On October 1, 2005 the Company entered into an agreement for the provision of management and technical services. Compensation under the agreement is US$8,833 per month for an initial term of one year. The agreement may be renewed for further one year terms upon the mutual agreement of the parties.

c)

The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter are as follows:

2006	$ 191,496
2007	226,616
2008	306,954
2009	445,964
2010	486,802
2011 and thereafter	2,115,474
Total payments	$ 3,773,306

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2005 (unaudited)

10.

COMMITMENTS – CONT’D

d)

On December 16, 2005, the Company entered into an agreement for the provision of investor relations services. Compensation under the agreement is $5,000 per month for an initial term of twelve months. The Company will issue 50,000 options exercisable at $0.90 on signing, at three-month intervals thereafter with a maximum issue of 200,000 options.

11.

SUBSEQUENT EVENTS

a)

On January 10, 2006, NGPC entered into a lease agreement obtaining the geothermal rights to an additional 640 acres at the Blue Mountain Project, Humbolt County, Nevada.

b)

On January 12, 2006, the Company entered into a contract for the provision of management and technical services from a company controlled by a director and an officer. Compensation under the agreement is $9,000 per month for an initial term of twelve months. The contract commenced December 1, 2005 and is to be renewed annually until rescinded.

c)

On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and is to be renewed annually until rescinded.

d)

On January 16, 2006, the Company entered into a lease agreement for 640 acres adjoining to the Blue Mountain Property. Lease payments are US$2,560 per year with an initial payment of US$2,560. The property is subject to a production royalty of 3% of the gross revenue from the availability, sale or use of electricity from an electrical power plant built on or utilizing geothermal resources from the property. Minimum work commitment on the property shall be US$100,000 for a five year period.

e)

On January 18, 2006, the Company granted 1,898,000 stock options to certain directors, officers, employees and consultants. The options are exercisable at a price of $0.90 per share for a period of five years and are subject to a four-month hold.

NEVADA GEOTHERMAL POWER INC.

Management Discussion and Analysis

For the Second Quarter Ended December 31, 2005

Form 51-102F1

Effective Date

This Management Discussion and Analysis (“MDA”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the three month period (quarter) ended December 31, 2005 and incorporates certain information from the prior three fiscal years. In order to better understand the MDA, it should be read in conjunction with the Company’s unaudited financial statements and related notes for the three month period ended December 31, 2005 and the Company’s most recent audited financial statements and related notes for the year ended June 30, 2005. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is February 22, 2005.

Forward Looking Statements

This MDA may contain “forward looking statements” that reflect Nevada Geothermal Power’s expectations and projections about its future results. The Company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect the Company’s current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. The Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Description of Business

Nevada Geothermal Power Inc. (the Company) is developing renewable geothermal energy projects in Nevada and Oregon where additional electrical generation capacity is needed to meet existing and future demand for power. The Company holds leases on four projects: Blue Mountain, Pumpernickel and Black Warrior Peak all located in Nevada and Crump Geyser located in Oregon. The Company is embarking on a production plan to develop an initial 30 megawatt geothermal power plant at Blue Mountain.

Overall Performance

The Company’s immediate strategy is the continued exploration and subsequent development of its geothermal prospects at Blue Mountain and Pumpernickel in Nevada and Crump Geyser in Oregon.  In this regard, the Company has made significant progress towards its stated goals.  During this quarter the Company focused upon completing an environmental assessment, obtaining a Right-of-Way permit, drill permitting and obtaining private lease agreements for land adjoining the property at Blue Mountain.  At Pumpernickel work focused on completing the DOE final drilling report on the thermal gradient holes that were drilled in September 2005 and completing a gravity survey in January 2006.  At Crump a preliminary wildlife study was undertaken, a ground magnetometer survey was completed in December 2005 and a resistivity survey was conducted in February 2006.

NEVADA GEOTHERMAL POWER INC.

Management Discussion and Analysis

For the Second Quarter Ended December 31, 2005

Form 51-102F1

Exploration Properties

As at December 31, 2005, the Company’s exploration properties were comprised of:

1)

Blue Mountain Geothermal Property – Nevada

The geothermal property is located in Humboldt County of north central Nevada about 30 km (20 mi) west of the town of Winnemucca. With the Company acquiring 640 acres (Section 35) from NLRC the project is now comprised of geothermal leases covering 34 km² (13 mi²) from the Bureau of Land Management (BLM), Burlington Northern Santa Fe (BNSF), and the Nevada Land and Resource Company (NLRC).

Previous thermal gradient drilling in 2004 nearly doubled the known aerial extent of the shallow temperature anomaly outward to cover 10 km² (4 mi²). The size of the zone is still open to further expansion.

During this quarter the seven permits for the production size test wells and the three permits for the thermal gradient holes filed at the federal level with the Bureau of Land Management (BLM) are still pending approval. The eight permits for the production size test wells as well as the three permits for the thermal gradient holes filed with the state, Division of Minerals (DOM) have been approved. As one of the production size wells is on private land a permit does not need to be filed with the BLM. The federal applications were approved on their technical merit subject to an environmental assessment (EA) being performed. A right-of-way application was also required by the BLM in order to gain access from one BLM lease to another BLM lease. Environmental Management Associates out of Brea, CA completed the EA in January 2006. The EA review was completed and permits issued in February, 2006. Management expects that the Right-of-Way will be granted in the near future.

Desert Mountain Surveying performed water rights surveys for the four potential water well sites on Section 1. The permits for the 4 water wells filed with the State Engineer to obtain water rights for the geothermal power plant are subject to a 60 day public notice and comment period. It is anticipated that the state engineer will notify the Company of their decision before the end of May 2006.

The detailed ground magnetic survey completed in August, 2005 supports and verifies the older airborne magnetic survey performed by Aerodat Ltd in 1988. This ground survey extends and better delineates the subsurface structures outside the Main Zone, especially in the valley. It also defines a line of strong magnetic highs to the west of the Main Zone. The magnetic highs will be tested during future drilling.

In the last quarter of fiscal 2005, the Company had submitted a bid, based on a 30MW plant, in response to a Request for Proposal issued on May 4, 2005 by Sierra Pacific and Nevada Power. In September, 2005 the Company received news that Sierra Pacific and Nevada Power had placed the Company on their Tier 1 list in consideration for future negotiations of a power contract. The Company submitted a power contract proposal to Sierra Pacific in early February 2006.

The Phase One of the Interconnection Feasibility Study, completed by Sierra Pacific Power Company in April 2005 determined which transmission line would be appropriate and the approximate associated cost. To proceed with Phase Two, the Interconnection System Impact

NEVADA GEOTHERMAL POWER INC.

Management Discussion and Analysis

For the Second Quarter Ended December 31, 2005

Form 51-102F1

Study, Sierra Pacific required further data, which the Company provided regarding the plant arrangement and interconnection equipment

The Land Department at Sierra Pacific Power Co. (SPPCo) has identified three prospective routes for the Transmission Line Right-Of-Way. All of these routes would require the sharing of structures with existing SPPCo distribution lines and would provide access for interconnection with the Winnemucca substation. A scoping meeting with SPPCo was held mid February to discuss the alternative routes and potential issues.

In 2006, the Company plans to drill the three thermal gradient holes that will have 4 ½ inch casing cemented back to surface. This will potentially allow the holes to be re-entered and cored to a depth of up to 1830 m (6000 ft). Once deepened it is expected that the holes will become observation slim wells similar to DB-1 and DB-2. The wells will then be flow tested and the data used to augment the existing preliminary data and to aid in determining the best production size test well locations.

As previously reported the Company plans to initially drill three, 13-inch-diameter production sized test wells based on the "Preliminary Assessment of the Geothermal Project at Blue Mountain" by GeothermEx, Inc. as well as a separate evaluation of the DB-1 and -2 tests by Black Mountain Technology. These large diameter test wells will provide definitive production rates and drawdown data for the shallow geothermal reservoir. If these wells prove to be successful with respect to economic production rates and drawdown data, they could be later used as production wells.

In January 2006 a detailed gravity survey was completed by Quantech Geosciences out of Reno, Nevada. The gravity survey is effective in mapping the topography of subsurface bedrock, outlining faults and evaluating the thickness of the overburden. This information will aid in planning the depth to which the casing will need to be set to reach bedrock for the thermal gradient holes and the production size test wells. It will also aid in determining the depth of overburden necessary to drill through for the water wells. The final report is expected in early March, 2006.

2)

Pumpernickel Geothermal Project – Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering 13 km² (5 mi²) of geothermal land located in north-central Nevada approximately 16 km (10 miles) from Newmont’s Lone Tree Mine. The lease applications filed on an additional four sections of federal land for a total leasehold of 23 km² (9 mi²) are still pending and expected to be approved early in 2006.

As previously reported, the results of the 3D-ESCAN resistivity survey jointly funded by NGPC (formerly Noramex Corp.) and the DOE received in July, 2005 identified additional drill targets. WDC Exploration & Wells of Elko, Nevada drilled the four thermal gradient holes in September 2005. The thermal gradient holes are designed to obtain the shallow subsurface water temperatures and thermal gradients. The gradient hole permits require shutting down the well when the temperatures reach 80°C (176°F).

As the gradient holes continue to equilibrate, further temperature measurements have been obtained. Thermal gradient hole PVTG-1 had a measured temperature of 47°C (116°F) at 300

NEVADA GEOTHERMAL POWER INC.

Management Discussion and Analysis

For the Second Quarter Ended December 31, 2005

Form 51-102F1

m (1000 ft). PVTG-2 was 34°C (94°F) at 300m (1000 ft). PVTG-3 obtained 81°C (178°F) at 488 m (1600 ft). PVTG-4 measured 46°C (114°F) at 360 m (1180 ft). PVTG-1, 2 and 4 were lined with 2 inch steel pipe and filled with water. PVTG-3 was drilled to 488m (1600 ft) and lined with 4 ½ inch steel casing cemented back to surface. Potentially this would allow PVTG-3 to be re-entered and cored up to 1800 m (~6000 ft) to target the geothermal reservoir at greater depths.

Water samples obtained from the drilling were sent to Thermochem Labs in Santa Rosa, CA for analysis. Preliminary results for both the high and low geothermometers support the temperatures previously obtained from sampling the Hot Springs and Magma Well as reported by Shevenell and Garside in 2003.

Inovision Solutions Inc. (ISI), which has an option agreement to earn a 50% joint-venture interest, financed the Company’s 20% cost share obligation of US$148,000. The DOE funded the remaining 80% of the costs. The Company has completed the DOE sponsored work and the final report was submitted in January 2006. As part of the agreement, Inovision will complete $5 million in project expenditures over a 5 year period.

In January 2006 a detailed gravity survey was undertaken by Quantech Geosciences out of Reno, Nevada. The gravity survey as previously stated is effective in mapping the topography of subsurface bedrock, outlining faults and evaluating the thickness of the overburden. It is anticipated that this information will aid in planning the depth to which the casing will need to be set to reach bedrock for future observation slim wells and production size test wells.

3)

Black Warrior Peak Project – Nevada

The Company continued with field investigations at the Black Warrior project during this quarter. NGP has 21 km² (8 mi²) of private land under lease and leases are pending on 2 sections of federal geothermal land for a total land area of 26 km² (10 mi²) south and east of Black Warrior Peak, Washoe and Churchill Counties, Nevada. The leases on private land are subject to a 3.5% royalty on gross revenue from electricity sales however, the Company can purchase the royalty for US$1-million. Leases include surface and water rights. GeothermEx Inc. has evaluated the property and the known data to date. Their preliminary report is expected early in 2006.

4)

Crump Geyser Project – Oregon

The Crump Geyser project is located in Warner Valley, Lake County, 48 km (30 mi) east of Lakeview, Oregon and 282 km (175 mi) north of Winnemucca, Nevada. As previously reported, NGP acquired leases totaling 2916 hectares (7205 acres) of private land in August 2005. The leases allow free access on the surface for exploration and development. The property is readily accessible by a paved highway which runs through the property.

This property is composed of two geothermal zones. The Crump Geyser and main hot springs are part of the southern geothermal zone and occur over a 6 km (4 mi) interval at the base of a prominent range front fault scarp along the western edge of Warner Valley. The northern geothermal zone comprises an area of about 1050 hectares (2600 acres) and covers extensive hot springs also occurring along prominent segmented extensional faults.

At Crump Geyser, a 512 m (1680 ft) deep well drilled in 1959 by Magma Power company spontaneously erupted a few days after it was abandoned. The well flowed 30 litres/second

NEVADA GEOTHERMAL POWER INC.

Management Discussion and Analysis

For the Second Quarter Ended December 31, 2005

Form 51-102F1

(500 gallons/minute) of boiling water spouting 60 meters (200 feet) into the air continuously for 6 months. It then reverted to a spectacular geyser erupting at regular intervals. In the 1960’s the well was plugged with rocks stemming the geyser flow, however boiling water still rumbles at depth and boiling water bubbles to the surface.

After evaluating all of the known geological, geophysical, geochemical, and drilling data, the Company conducted a ground magnetometer survey that was completed in December 2005. The survey clearly delineated the fault structure along the western edge of the valley and emphasized the relationship between the hot spring locations and the fault structure. The magnetometer results provided some information on the broad structures within the overburden.

A detailed resistivity (Schlumberger) survey was conducted by Premier Geophysics (US) Inc in February 2006 to help map subsurface structures and to aid in planning potential drill hole locations.

GeothermEx Inc. has evaluated the property and all of the known existing data. They have completed a preliminary report based on the data to date on the property.

Financial Summary

For the three months ended December 31, 2005 the Company incurred a loss of $272,000 or $0.01 per share. This compares to a loss for the three months ended December 31, 2004 of $188,000 or $0.01 per share. There are two major reasons for the increased loss. Conventions and publishing costs rose as the result of specific corporate strategic initiatives discussed below. Consulting costs rose as the company engaged certain individuals to fulfill managerial roles. Partially offsetting these increases, interest income continued to be higher in this quarter as the result of the short term investment of higher cash reserves. The Company received option payments on the Pumpernickel property. And finally, the company recorded an unrealized gain on marketable securities as the result of writing up to current market value a previously written down investment.

Administrative expenses have increased by $139,000 over the previous period. There were many reasons for this increase. The differential in audit fees in the quarter to quarter comparison is a timing difference. In the previous quarter the fees were billed later in the fiscal year. Consulting fees have risen as a direct result of the Company engaging qualified individuals in the roles of CFO and Corporate Communications. Convention and publishing expenses have increased for a variety of reasons. For the first time in 2005, the Company had a professionally produced annual report for the shareholders. The Company employed certain advertising initiatives that were not undertaken in the second quarter of 2004. Finally the Company attended more trade shows in 2005 in order to more effectively disseminate corporate information. Liability Insurance coverage was obtained for the first time and the Company recorded the related expense. Legal expenses rose as the Company reviewed various financing arrangements. In 2004 the Company recorded non-cash stock-based compensation. There were not any similar expenses in 2005. Travel and business development costs rose as management traveled farther and more frequently seeking better financing options for the Company. Wages were recorded as the increased volume and complexity of business affairs necessitated hiring office staff.

NEVADA GEOTHERMAL POWER INC.

Management Discussion and Analysis

For the Second Quarter Ended December 31, 2005

Form 51-102F1

Selected Annual Information

The following selected financial information was obtained from the audited consolidated annual financial statements of the company for 2005, 2004 and 2003. These financial statements were audited by Morgan and Company, Chartered Accountants. The effect of applying the treasury stock method to the Company’s loss per share calculation is anti-dilutive. Therefore, basic and diluted losses per share are equal for the years presented.

For the year ended June 30	2005	2004	2003
a) Total Revenues	Nil	Nil	Nil
b) (Loss) before discontinued operations and extraordinary items	$ (1,308,000)	$ (793,000)	$ (491,000)
c) Basic and diluted loss per share	$ (0.05)	$ (0.05)	$ (0.05)
d) Net (loss) for the year	$ (1,308,000)	$ (793,000)	$ (491,000)
e) Basic and diluted loss per share	$ (0.05)	$ (0.05)	$ (0.05)
f) Total assets	$ 6,637,000	$ 4,004,000	$ 542,000
g) Total long-term financial liabilities	Nil	Nil	Nil
h) Cash dividends per share for each class of share	Nil	Nil	Nil

The increasing losses and increasing net losses reflect increased overhead expenses associated with the Company’s escalating exploration activities since 2003.  Similarly, the increases in total assets, on a year to year comparison, result from a combination of the capitalization of exploration costs and the increasing cash position that has resulted from the financing activities.

NEVADA GEOTHERMAL POWER INC.

Management Discussion and Analysis

For the Second Quarter Ended December 31, 2005

Form 51-102F1

Summary of Quarterly Results

Period	Revenues	Loss	Loss per share
	(Unaudited)	(Unaudited)	(Basic and fully diluted) (Unaudited)

2nd Quarter 2006	Nil	$272,000	$0.01
1st Quarter 2006	Nil	$124,000	$0.00
4th Quarter 2005	Nil	$607,000	$0.02
3rd Quarter 2005	Nil	$345,000	$0.01
2nd Quarter 2005	Nil	$188,000	$0.01
1st Quarter 2005	Nil	$168,000	$0.01
4th Quarter 2004	Nil	$373,000	$0.02
3rd Quarter 2004	Nil	$173,000	$0.01

The amount of the Company’s administrative expenses is directly related to the level of financing available and the exploration programs that are undertaken. The magnitude of these expenses is a direct function of general financial market conditions as well as recent exploration prospects and achievements. Up to this stage in its development, the Company has not acquired property or conducted exploration work on a predetermined basis. Consequently, relative levels of expenditures may not be predictable and observable trends may not be meaningful.

Aside from three anomalous fiscal quarters, the current trend is generally to increasing losses as the Company grows and focuses on the development of its most advanced project at Blue Mountain. The increased loss in the fourth quarter of 2004 was the result of expensing non-cash stock based compensation of $154,000 in accordance with Canadian GAAP. The increased loss in the third quarter of 2005 was caused primarily by increased spending on an investor communications program. Finally the increased loss in the fourth quarter of 2005 was caused both by the carryover of the investor communications program and the expensing of non cash stock based compensation of $250,000 in accordance with Canadian GAAP.

Transactions with Related Party

During the quarter ended December 31, 2005 the Company incurred costs of $9,000 (2004 - $Nil) for the provision of management and technical services from a company owned by a director and officer. The Company’s Nominating and Compensation committee has reviewed this transaction. The amount paid was determined to be at approximately current market rates and was in accordance with a formal contract. Refer to Note 11 of the financial statements.

During this quarter the Company incurred costs of $160,953 (2004 - $229,854) for the provision of technical and geological services from a company owned by a director and officer. The Company’s Nominating and Compensation committee has reviewed these transactions. The amounts paid were determined to be at approximately current market rates and were in accordance with a formal contract. Refer to Note 11 of the financial statements.

During this quarter the Company incurred costs of $8,287 (2004 - $Nil) for the provision of consulting fees from a Director. The amounts paid were at approximately current market rates.

NEVADA GEOTHERMAL POWER INC.

Management Discussion and Analysis

For the Second Quarter Ended December 31, 2005

Form 51-102F1

Included in the accounts payable and advances at the quarter end are amounts due to related parties of $74,748 (2004 - $137,474). These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Off-Balance Sheet Arrangements

As at December 31, 2005 and up to the effective date of this report, the Company had no off balance sheet arrangements.

Actual and Proposed Transactions

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, in some instances, result in proposals being made to the Board. The only actual transaction was the previously mentioned acquisition of 640 acres to the existing NLRC lease at the Blue Mountain Project, Humboldt County, Nevada.

As of January 10, 2006 NGPC entered into a geothermal lease agreement obtaining the geothermal rights of an additional 640 acres at the Blue Mountain Project, Humboldt County, Nevada.

As of the date of this report there are additional leases pending with the BLM.

Changes in Accounting Policies including Initial Adoption

During the second quarter of fiscal 2006, and subsequent up to the date of this report the Company has not instituted any change in its accounting policies.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and equivalents, amounts receivable, marketable securities and accounts payable and advances. The fair value of these instruments approximates their carrying value due to their short-term maturity. The fair value of amounts due to related parties is not determinable as the amounts do not have any repayment terms.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The company is not exposed to significant credit or interest rate risk.

Outstanding Share Data

The Company has authorized 100,000,000 common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 5 of the financial statements. As at December 31, 2005, the Company had 33,225,000 common shares issued and outstanding. There are no other classes of shares issued and outstanding. As of the date of this report, the Company had 33,319,504 common shares outstanding. As of the date of this report the Company had 3,448,000 stock purchase options outstanding at various exercise prices and future dates. As of the date of this report the Company had 4,950,000 share purchase warrants outstanding at various exercise prices and future dates. If all of these options and warrants were exercised, a total of 41,717,504 common shares would be issued and outstanding.

NEVADA GEOTHERMAL POWER INC.

Management Discussion and Analysis

For the Second Quarter Ended December 31, 2005

Form 51-102F1

Investor Relations

On December 16, 2005 the Company engaged Pro-Edge Consultants Inc. (“Pro-Edge”) a Toronto-based IR firm that represents public companies in the resource sector. The Company is paying Pro-Edge a monthly retainer fee of $5,000 per month during the initial 12 month term. The Company will issue 50,000 options exercisable at $0.90 per share on signing and at three - month intervals thereafter, with a cap of 200,000 options. All additional options will be exercisable at the market price of the shares at the time of issuance and shall be subject to the quarterly vesting provisions required by the TSX Venture Exchange. The Company also retains Ms. Shelley Kirk for investor relations services on an hourly basis.

Capital Resources and Liquidity

The Company does not have operations that generate cash flow. At December 31, 2005, the Company had $2,997,000 in cash and equivalents on hand. At December 31, 2005, the Company had working capital of $3,037,000. Cash on hand will be used to advance all of the geothermal properties, to fund general office and administrative costs, and to acquire new geothermal properties. Management is of the opinion that the Company has adequate financial resources to fund its ongoing level of corporate activities and required resource property commitments for the current fiscal year. The Company’s activities have been funded primarily by the proceeds from private placements of the Company’s securities, the exercise of incentive stock option and warrants, US Department of Energy funding on certain properties and earn-in interests on certain properties. While it has been successful in the past, there is no assurance that the Company will be successful in obtaining future sources of funding.

Risks and Uncertainties

By its very nature, geothermal exploration involves a high degree of risk. The Company competes with other geothermal enterprises, some of which have greater financial resources, for the exploration and development of geothermal concessions.

The Company is at risk to changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentive treatments, technological and operational hazards in the Company’s exploration and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry on operations.

Geothermal exploration and development involves a high degree of risk and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop them into profitable production.

The Company’s geothermal properties are all located in the United States. As a result, the Company is subject to currency fluctuations. The geothermal exploration activities expose the Company to potential environmental liabilities relating to development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. Management is not aware of any impediment to its ownership of these properties. Due to risks and uncertainties, including the risks and uncertainties identified above

NEVADA GEOTHERMAL POWER INC.

Management Discussion and Analysis

For the Second Quarter Ended December 31, 2005

Form 51-102F1

and elsewhere in this MDA, actual events may differ materially from current expectations.

Other Information

The Company’s web site address is www.nevadageothermal.com. Other information relating to the Company can be found on SEDAR at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

Disclaimer

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff and therefore it should not be relied upon.

Form 52-109F2 – Certification of Interim Filings
(revised September 19, 2005)

I, Brian Fairbank, CEO, of Nevada Geothermal Power Inc., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in the Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the interim period ending December 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 28, 2006

“Brian Fairbank”

Brian Fairbank

CEO

Form 52-109F2 – Certification of Interim Filings
(revised September 19, 2005)

I, Don Smith, CFO, of Nevada Geothermal Power Inc., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in the Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the interim period ending December 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 28, 2006

“Don Smith”

Don Smith

CFO